EXHIBIT 99.2

CDT Environmental Technology Announces New Strategic Growth Initiatives, Enters Clean Energy Market with Waste-to-Hydrogen Technology

Company leverages collaboration with Guangzhou Institute of Energy Conversion, Chinese Academy of Sciences, to convert urban and rural organic waste into green hydrogen

Shenzhen, China, November 20, 2025 -- CDT Environmental Technology Investment Holding Co., Ltd. (NASDAQ: CDTG, the “Company” or “CDT”), an environmental company focused on urban and rural organic waste treatment, today announced a new strategic growth initiative with its official entry into the green hydrogen sector. The Company, building upon its initial R&D investments and collaborations with leading scientific organizations and government regulatory bodies, is positioning itself to become a “provider of urban and rural organic waste resource utilization solutions and clean energy.”

CDT’s strategic plan is anchored in four core ambitions: to strengthen the Company’s relationship with strong academic and industry partners, along with the relevant regulatory agencies, to enhance its opportunity for success in the rapidly growing industry of hydrogen energy; to commercialize operations of organic solid waste-to-hydrogen production facilities in China; to maintain the Company’s leadership in safety, sustainability and innovation; and, to drive long-term value creation.

Strategic Growth Initiative and Background

CDT’s new strategic growth initiative aims to address the enormous demand for resource utilization of urban and rural organic waste in China. According to a January 2025 report from the Ministry of Agriculture and Rural Affairs, China generates over 3.9 billion tons of crop straw and livestock manure annually. The National Development and Reform Commission projects that municipal sludge production will exceed 100 million tons in 2025. Meanwhile, China’s hydrogen energy industry is developing rapidly, with industry analysis indicating the sector reached several hundred billion RMB (USD 40+ billion) in scale in 2024. The Company’s strategic upgrade seeks to establish commercial connections between the rigid demand for waste treatment and opportunities in the green hydrogen market.

“This strategic upgrade is a natural extension of our years of accumulated expertise in the environmental sector,” said Mr. Li Yunwu, Chief Executive Officer of the Company. “We see an opportunity to combine environmental governance with clean energy. Through technological innovation, we hope to provide our clients with solutions that deliver both environmental and economic value.”

Technology Collaboration and R&D Foundation

To support the development of its new business, the Company has begun establishing core technical capabilities. In May 2025, the Company appointed a senior expert from the Guangzhou Institute of Energy Conversion, Chinese Academy of Sciences, as Chief Scientist, establishing a technical collaboration relationship. The Company employs high-temperature gasification technology that can convert organic waste into syngas—primarily composed of hydrogen and carbon monoxide—in an oxygen-deficient environment at temperatures of 700-900°C.

Additionally, a subsidiary of the Company participated in drafting the group standard “Technical Requirements for Waste-to-Hydrogen Based on High-Temperature Pyrolysis and Gasification,” led by the Guangzhou Institute of Energy Conversion, Chinese Academy of Sciences. This standard was published and implemented by the China Association for Testing and Inspection in January 2025. The Company believes these collaborations will contribute to the continuous optimization of its technical approach.

Drive Diversified Revenue Sources Through New Business Model

The Company plans to adopt an “EPC engineering + long-term operation” business model. In project operations, the core focus is on resource utilization of syngas to create diversified revenue sources:

1.	Hydrogen Production Pathway: After purification through Pressure Swing Adsorption (PSA), syngas can produce high-purity hydrogen meeting requirements for industrial or fuel cell applications.
2.	Heat Supply Pathway: Syngas can also be directly combusted to supply clean industrial steam to surrounding industrial parks.
3.	Synergistic Benefits: Residual syngas after hydrogen extraction can be used for grid-connected power generation, achieving cascading energy utilization.

Throughout this process, the Company also collects waste treatment service fees from waste generators. The Company believes this model has the potential to transform traditional environmental expenditure into a composite revenue structure of “treatment fees + energy product sales.”

Mr. Li added: “The distinctive feature of our technical solution is that it provides multiple potential commercialization pathways for the same syngas stream—whether purified into green hydrogen or converted into steam or electricity. This flexibility enables us to optimize project configurations based on different regional market conditions and customer needs. We are currently conducting project evaluation and filing work and look forward to reporting progress to the market at the appropriate time.”

About CDT Environmental Technology Investment Holdings Limited

CDT, headquartered in Shenzhen, China, is a leading national player in China’s waste treatment sector that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China, and is dedicated to promoting sustainable development through innovative solutions. Founded by pioneers in waste treatment, CDT aims to advance next-generation technologies that directly address environmental challenges and promote sustainable solutions. CDT is a recognized brand in China and is committed to innovation and customer satisfaction.

CDT’s mission is to help its customers achieve their critical infrastructure objectives while enabling positive changes in technological environmental protection. It collaborates with industry leaders, environmental experts, and stakeholders to develop and implement advanced waste treatment solutions. Recently listed on the Nasdaq Capital Market, CDT is a prominent player in the waste treatment market, capable of providing comprehensive solutions to diverse customer needs, and has completed more than 150 plants across China.

For more information, please visit CDT’s website at https://www.cdthb.cn.

Forward-looking Statements

This press release contains forward-looking statements that are based on the beliefs and assumptions of the management of CDT and on information currently available to such management. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond CDT’s control. When the Company uses words such as “may,” “should,” “will,” “future,” “expect,” “anticipate,” “project,” “estimate,” “believe,” and “intend,” or similar expressions that do not relate solely to historical matters, it is intended to identify forward-looking statements. All statements, other than statements of historical fact, contained in this press release, including statements regarding future events, future financial performance, business strategy and plans, and objectives of CDT for future operations, are forward-looking statements. Although CDT does not make forward-looking statements unless it believes it has a reasonable basis for doing so, CDT cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of CDT and its markets to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. For these reasons, among others, investors should not place undue reliance on any forward-looking statement. CDT undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that arise after the date hereof, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

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